SEC FILE NUMBER
000-33393

CUSIP NUMBER
66737P 50 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION
Northwest Biotherapeutics, Inc.

Full Name of Registrant

Former Name if Applicable
7600 Wisconsin Avenue, Suite 750

Address of Principal Executive Office (Street and Number)
Bethesda, MD 20814

City, State and Zip Code
PART II

RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE
          State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.
          The registrant worked diligently to prepare its Annual Report on Form 10-K for its fiscal year ended December 31, 2007. However, because of extensive business travel by key members of management and the audit committee in an effort to expand the registrant’s European business operations and seek additional funding sources, neither the registrant’s management nor the audit committee of the registrant’s board of directors has had sufficient time to review and formally approve the Form 10-K and financial statements included therein. In addition, the registrant’s independent auditors have requested that the registrant provide additional confirmations in connection with the audit of the registrant’s financial statements to be included in the Form 10-K, which the registrant will be unable to provide prior to March 31, 2008. As a result of these factors, the registrant was unable to complete such Annual Report on Form 10-K within the prescribed time period without unreasonable effort or expense.
PART IV

OTHER INFORMATION
          (1) Name and telephone number of person to contact in regard to this notification

Anthony P. Deasey	240	497-9024
(Name)	(Area Code)	(Telephone Number)
          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑Yes ☐ No
          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☑ No
          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Northwest Biotherapeutics, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2008	By	/s/ ANTHONY P. DEASEY

Anthony P. Deasey
Its: Senior Vice President and Chief Financial Officer